Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2018 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been reviewed by the Group’s external auditor.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2018 were approved by the Board of Directors and signed on its behalf on August 9, 2018.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
	Notes	2018	2017	2018	2017
Revenue		16,198	15,484	34,257	31,933
Less: Royalties		(811)	(776)	(1,715)	(1,599)
Production costs	6	(9,297)	(8,814)	(19,307)	(17,912)
Depreciation		(946)	(859)	(1,868)	(1,741)
Gross profit		5,144	5,035	11,367	10,681
Other income		1,720	557	3,101	1,201
Administrative expenses	7	(1,660)	(1,493)	(3,202)	(2,934)
Equity-settled share-based expense		-	(835)	(14)	(835)
Cash-settled share-based expense	8	(223)	(124)	(337)	(534)
Net foreign exchange gain		89	83	160	19
Operating profit		5,070	3,223	11,075	7,598
Finance income		10	4	18	9
Finance cost		(39)	(14)	(63)	(26)
Profit before tax		5,041	3,213	11,030	7,581
Tax expense	9	(1,787)	(2,090)	(3,897)	(3,550)
Profit for the period		3,254	1,123	7,133	4,031
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		(648)	60	(440)	133
Total comprehensive income for the period		2,606	1,183	6,693	4,164

Profit attributable to:
Owners of the Company		2,604	694	5,758	3,032
Non-controlling interests		650	429	1,375	999
Profit for the period		3,254	1,123	7,133	4,031
Total comprehensive income attributable to:
Owners of the Company		1,956	754	5,318	3,165
Non-controlling interests		650	429	1,375	999
Total comprehensive income for the period		2,606	1,183	6,693	4,164

Earnings per share
Basic earnings per share ($)		0.24	0.06	0.53	0.28
Diluted earnings per share ($)		0.24	0.06	0.53	0.28

The accompanying notes on page 6 to 19 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited
As at		June 30,	December 31,
	Notes	2018	2017
Assets
Property, plant and equipment	10	90,985	82,078
Deferred tax asset		76	65
Total non-current assets		91,061	82,143

Inventories		10,065	9,175
Prepayments		1,172	709
Trade and other receivables	11	7,477	4,962
Cash and cash equivalents		8,057	13,067
Total current assets		26,771	27,913
Total assets		117,832	110,056

Equity and liabilities
Share capital		55,102	55,102
Reserves		143,026	143,452
Retained loss		(130,985)	(135,287)
Equity attributable to shareholders		67,143	63,267
Non-controlling interests		7,014	5,944
Total equity		74,157	69,211

Liabilities
Provisions		3,742	3,797
Deferred tax liability		22,078	19,620
Cash-settled share-based payments	8	2,203	1,826
Total non-current liabilities		28,023	25,243

Short-term portion of term loan facility		746	1,486
Trade and other payables		12,061	12,660
Income tax payable		96	1,145
Bank overdraft		2,749	311
Total current liabilities		15,652	15,602
Total liabilities		43,675	40,845
Total equity and liabilities		117,832	110,056

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited	Share Capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity

Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Share repurchase cost	(146)	-	-	-	-	(146)	-	(146)
Dividend paid	-	-	-	-	(1,452)	(1,452)	-	(1,452)
Equity-settled share-based expense	-	-	-	705	-	705	130	835
Total comprehensive income:
Profit for the period	-	-	-	-	3,032	3,032	999	4,031
Other comprehensive income for the period	-	133	-	-	-	133	-	133
Balance at June 30, 2017	54,856	(6,125)	132,591	16,746	(140,187)	57,881	4,837	62,718
Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Dividend paid	-	-	-	-	(1,456)	(1,456)	(305)	(1,761)
Equity-settled share-based expense	-	-	-	14	-	14	-	14
Total comprehensive income:
Profit for the period	-	-	-	-	5,758	5,758	1,375	7,133
Other comprehensive income for the period	-	(440)	-	-	-	(440)	-	(440)
Balance at June 30, 2018	55,102	(6,325)	132,591	16,760	(130,985)	67,143	7,014	74,157

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
	Note	2018	2017	2018	2017

Cash generated from operating activities	12	749	5,459	8,433	7,874
Net interest		(44)	(4)	(82)	(5)
Tax paid		(1,921)	(754)	(2,522)	(1,389)
Net cash (used in)/from operating activities		(1,216)	4,701	5,829	6,480

Cash flows from investing activities
Acquisition of Property, plant and equipment		(5,618)	(4,223)	(10,776)	(7,519)
Net cash used in investing activities		(5,618)	(4,223)	(10,776)	(7,519)

Cash flows from financing activities
Dividend paid		(862)	(727)	(1,761)	(1,452)
Repayments of term-loan facility		(375)	(375)	(750)	(750)
Share repurchase cost		-	(146)	-	(146)
Net cash used in financing activities		(1,237)	(1,248)	(2,511)	(2,348)

Net decrease in cash and cash equivalents		(8,071)	(770)	(7,458)	(3,387)
Effect of exchange rate fluctuations on cash held		(1)	(74)	10	(70)
Net cash and cash equivalents at beginning of period		13,380	11,722	12,756	14,335
Net cash and cash equivalents at end of period		5,308	10,878	5,308	10,878

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These unaudited condensed consolidated interim financial statements of the Group as at and for the 6 months ended June 30, 2018 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2       Basis for preparation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

(b) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for cash-settled share-based payment liabilities measured at fair value.

(c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand, unless indicated otherwise.

3       Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

4       Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2017. In addition, the accounting policies have been applied consistently by the Group entities.

5       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owing the Blanket Mine (“Blanket”) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket. 80% of dividends declared by Blanket are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

Blanket suspended dividend payments from January 1, 2015 until August 1, 2017 to facilitate the capital expenditure on an investment programme at Blanket Mine to increase production as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders was also suspended. A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resumed and no repayments were made or interest accumulated from December 31, 2014 until July 31, 2017. Dividends and interest resumed on August 1, 2017, when Blanket declared a dividend.

7

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as share based payments.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket at 16.2% of the net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at June 30, 2018 #	Dec 31, 2017
NIEEF	16%	3.2%	12.8%	11,872	11,879
Fremiro	15%	3.0%	12.0%	11,467	11,504
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,645	7,669
	51%	16.2%	24.8%	30,984	31,052

8

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

The balance on the facilitation loans reconcile as follows:

	2018	2017&

Balance at January 1,	31,052	31,460
Interest accrued	1,090	-
Dividends used to repay loans	(1,158)	-
Balance at June 30,	30,984	31,460

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum payable quarterly or the Blanket dividend in the quarter to the advanced dividend loan holder (i.e. on the same basis as the facilitation loans). The loan is repayable by way of set off of future dividends on the Blanket shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket dividend repayments in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2018	2017&

Balance at January 1,	2,606	3,000
Interest accrued	91	-
Dividends used to repay advance dividends	(375)	-
Balance at June 30,	2,322	3,000

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

9

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

6       Production costs

	2018	2017

Salaries and wages	6,923	7,186
Consumable materials	5,795	4,445
Electricity costs	4,473	4,330
Site restoration	10	-
Evaluation	226	222
Safety	333	237
Cash-settled share-based expense (note 8)	51	-
On mine administration	1,496	1,492
	19,307	17,912

7       Administrative expenses

	2018	2017

Investor relations and corporate development	418	243
Audit fee	110	107
Advisory services fee	342	351
Listing fees	268	178
Directors fees company	112	112
Directors fees Blanket	25	14
Employee costs	1,455	1,375
Other office administration cost	220	251
Travel costs	165	237
Eersteling Gold Mine administration costs	87	66
	3,202	2,934

10

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

8       Cash-settled share-based payment expense

The Group has expensed the following cash-settled share-based payment arrangements for the period ended 30 June, 2018:

	Note	2018	2017

Restricted Share Units and Performance Share Units	8(a)	276	534
Caledonia Mining South Africa employee incentive scheme	8(b)	61	-
		337	534

(a) Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the LTIP awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 94% probability that the performance conditions will be met and therefore a 94% performance multiplier was used in calculating the estimated liability. The liability as at June 30, 2018 amounted to $2,109 (December 31, 2017: $1,782). Included in the liability as at June 30, 2018 is an amount of $51 (June 30, 2017: Nil) that was expensed and classified as production costs; refer note 6.

11

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

8       Cash-settled share-based payment expense (continued)

(a) Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on June 30:

	*2018		*2017
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$6.86	$6.65	$6.36	$6.12
Share price (USD)	$6.86	$6.86	$6.36	$6.36
Performance multiplier percentage	-	94%	-	100%

Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
RSU dividend reinvestments	9,165	-	5,251	-
Total awards at June 2018	90,335	324,694	86,423	324,694

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b) Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share-based awards to certain employees based in South Africa. These cash-settled share-based payments will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.25 at the reporting date. The liability relating to these cash-settled share-based payment awards amounted to $94 (December 31, 2017: $44) and the expense amounted to $61 (June 30, 2017: Nil) for the quarter ended June 30, 2018.

12

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

9       Tax expense

	2018	2017
Tax recognised in profit or loss

Current tax expense	1,458	2,350
Income tax - current year	908	1,802
- change in estimate related to prior years	*795	-
Withholding tax expense - current year	168	548
- change in estimate related to prior years	*(413)	-
Deferred tax expense	2,439	1,200
Origination and reversal of temporary differences	2,439	1,200

Tax expense	3,897	3,550

Tax paid	2018	2017

Net income tax payable at January 1	(1,145)	(345)
Current tax expense	(1,458)	(2,350)
Foreign currency movement	(15)	3
Tax paid	2,522	1,389
Net income tax payable at June 30	(96)	(1,303)

* During quarter 2 of 2018 management revised its estimate of the fair value of the management fee deductible in terms of Zimbabwean legislation. Withholding tax on the management fee was paid and over provided at 15% in 2017, in Q2 2018 management obtained confirmation from ZIMRA that the Withholding tax rate was reduced to 5% and the amounts paid may be offset against outstanding income tax or withholding tax.

13

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions*	-	17,464	-	3,377	36	72	20,949
Impairments	-	-	-	(12)	-	-	(12)
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	-	(20)	20	-	-
Foreign exchange movement	16	7	-	-	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions*	-	10,214	200	193	166	50	10,823
Disposals and scrappings	-	-	-	(9)	-	-	(9)
Reallocations between asset classes	-	(537)	-	537	-	-	-
Foreign exchange movement	(20)	(8)	-	(6)	(3)	(2)	(39)
Balance at June 30, 2018	9,414	71,167	7,167	28,596	1,106	2,377	119,827

* Included in additions is an amount of $10,703 (December 31, 2017: $19,556) relating to capital work in progress (“CWIP”) and contains $47 (December 31, 2017: $155) of borrowing costs capitalised from the term loan. As at quarter end $59,051 of CWIP was included in the closing balance (December 31, 2017: $48,943).

14

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2017	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation for the year	686	631	-	2,153	115	178	3,763
Foreign exchange movement	-	-	-	-	4	1	5
Balance at December 31, 2017	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation	373	306	-	1,072	48	69	1,868
Balance at June 30, 2018	4,009	5,478	-	16,454	809	2,092	28,842
Carrying amounts
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078
At June 30, 2018	5,405	65,689	7,167	12,142	297	285	90,985

15

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

11       Trade and other receivables

	June 30,	December 31,
	2018	2017

Bullion sales receivable	2,285	1,386
VAT receivables	3,723	2,947
Export incentive receivable	1,236	410
Other receivables	233	219
	7,477	4,962

The cash relating to the bullion sales receivable was received shortly after the period end.

12       Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2018	2017

Operating profit	11,075	7,598
Adjustments for:
Unrealised foreign exchange gains	(35)	(81)
Cash-settled share-based expense (Note 8)	337	534
Cash-settled share-based expense included in production costs (Note 6)	51	-
Equity-settled share-based expense	14	835
Depreciation	1,868	1,741
Disposals and scrappings	9	2
Site restoration	10	-
Cash generated by operations before working capital changes	13,329	10,629
Inventories	(942)	(834)
Prepayments	(623)	(2,796)
Trade and other receivables	(2,853)	(1,293)
Trade and other payables	(478)	2,168
Cash generated from operating activities	8,433	7,874

16

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise CHZ and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to Blanket. The Company and Greenstone Management Services Holdings Limited (a subsidiary in the UK) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at June 30, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	34,257	7,267	(7,267)	-	34,257
Royalty	(1,715)	-	-	-	(1,715)
Production costs	(19,411)	(6,756)	6,860	-	(19,307)
Management fee	(990)	990	-	-	-
Depreciation	(2,007)	(20)	159	-	(1,868)
Other income	3,020	2	-	79	3,101
Administrative expenses	(25)	(1,386)	-	(1,791)	(3,202)
Foreign exchange gain/(loss)	76	(161)	-	245	160
Cash-settled share-based expense	(152)	(61)	-	(124)	(337)
Equity-settled share-based expense	-	-	-	(14)	(14)
Net finance costs	(63)	11	-	7	(45)
Profit before tax	12,990	(114)	(248)	(1,598)	11,030
Tax expense	(4,230)	275	58	-	(3,897)
Profit for the period	8,760	161	(190)	(1,598)	7,133

17

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

As at June 30, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets

Current (excluding intercompany)	20,625	2,231	(31)	3,946	26,771
Non-current (excluding intercompany)	91,900	424	(1,303)	40	91,061
Expenditure on property, plant and equipment (Note 10)	11,118	90	(385)	-	10,823
Intercompany balances	-	8,010	(59,491)	51,481	-

Geographic segment liabilities
Current (excluding intercompany)	(14,484)	(923)	-	(245)	(15,652)
Non-current (excluding intercompany)	(25,560)	(697)	343	(2,109)	(28,023)
Intercompany balances	(2,696)	(32,899)	59,491	(23,896)	-

Geographic segment profit as at June 30, 2017	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	31,933	4,357	(4,357)	-	31,933
Royalty	(1,599)	-	-	-	(1,599)
Production costs	(18,295)	(4,474)	4,857	-	(17,912)
Management fee	(1,980)	1,980	-	-	-
Depreciation	(1,867)	(28)	154	-	(1,741)
Other income	1,173	1	-	27	1,201
Administrative expenses	(91)	(1,198)	-	(1,645)	(2,934)
Foreign exchange (loss)/gain	(26)	125	-	(80)	19
Cash-settled share-based expense	(277)	(85)	-	(172)	(534)
Equity-settled share-based expense	(835)	-	-	-	(835)
Net finance costs	(25)	8	-	-	(17)
Profit before tax	8,111	686	654	(1,870)	7,581
Tax expense	(3,393)	(434)	277	-	(3,550)
Profit for the period	4,718	252	931	(1,870)	4,031

18

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

As at June 30, 2017	Zimbabwe	South Africa	Inter-group elimination adjustments eliminations	Corporate and other reconciling amounts	Total
Geographic segment assets

Current (excluding intercompany)	17,438	3,962	(31)	5,904	27,273
Non-current (excluding intercompany)	71,415	588	(1,022)	40	71,021
Intercompany balances	-	5,694	(52,723)	47,029	-
Expenditure on property, plant and equipment (Note 10)	7,463	170	158	-	7,791

Geographic segment liabilities
Current (excluding intercompany)	(11,084)	(1,433)	-	(472)	(12,989)
Non-current (excluding intercompany)	(21,546)	(790)	91	(342)	(22,587)
Intercompany balances	(474)	(32,921)	52,723	(19,328)	-

Major customer

Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $34,257 (2017: $31,933) for the period ended June 30, 2018.

20

Additional Information

DIRECTORS & OFFICERS as at August 9, 2018

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee (7) Strategic Planning Committee

21

Additional Information

CORPORATE DIRECTORY as at August 9, 2018

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Walkers
Caledonia Mining Corporation Plc	PO Box 72, Walkers House
3rd Floor	28-34 Hill Street
Weighbridge House	St Helier
St Helier	Jersey
Jersey JE2 3NF	Channel Islands

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
Capitalization (August 9, 2018)	Parktown 2193
Authorised: 10,603,153	South Africa
Shares, Warrants and Options Issued:	Tel: +27 83 445 1400, Fax: + 27 11 647 6018

Shares: 10,603,153
Options: 38,000	REGISTRAR & TRANSFER AGENT
Computershare
SHARE TRADING SYMBOLS	100 University Ave, 8th Floor,
NYSE American - Symbol "CMCL"	Toronto, Ontario, M5J 2Y1
AIM - Symbol “CMCL”	Tel:+1 416 263 9483
Toronto Stock Exchange - Symbol “CAL”
BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP

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